UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

EMERGENT GROUP INC.

(Name of Subject Company — Issuer)

UNIVERSAL HOSPITAL SERVICES, INC.

SUNRISE MERGER SUB, INC.

(Names of Filing Persons — Offeror)

Common Stock, Par Value $0.04 Per Share

(Title of Class of Securities)

29089V—20—3

(Cusip Number of Class of Securities)

Rex T. Clevenger

Executive Vice President and Chief Financial Officer

Universal Hospital Services, Inc.

7700 France Avenue South, Suite 275

Edina, Minnesota 55435—5228

Telephone: (952) 893—3200

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of Filing Persons)

Copies to:

Christopher J. Bellini
Dorsey & Whitney LLP
50 South Sixth Street, Suite 1500
Minneapolis, Minnesota 55402
(612) 340—2600

☒    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒                      third—party tender offer subject to Rule 14d—1.

☐                        issuer tender offer subject to Rule 13e—4.

☐                        going—private transaction subject to Rule 13e—3.

☐                        amendment to Schedule 13D under Rule 13d—2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

On February 6, 2011, Universal Hospital Services, Inc., a Delaware corporation (“Parent”), and Parent’s wholly owned subsidiary, Sunrise Merger Sub, Inc., a Nevada corporation (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Emergent Group Inc., a Nevada corporation (“Emergent Group”), whereby Parent and Merger Sub intend to commence a tender offer to purchase all of the issued and outstanding shares of Emergent Group’s common stock (“Shares”) at a purchase price of $8.46 per share in cash to be followed by a merger of Merger Sub with and into Emergent Group.

The following is: (a) the transcript of a conference call held by Emergent Group at 5:45 p.m. EST on Monday, February 07, 2011 to discuss the transaction with its employees; and (b) the transcript of a second conference call held by Emergent Group at 8:45 p.m. EST on Monday, February 07, 2011 to discuss the transaction with its employees.  Gary D. Blackford, Parent’s Chief Executive Officer, and Timothy W. Kuck, Parent’s Executive Vice President of Strategy and Business Development, participated on the conference calls.

Moderator: Bruce Haber

February 7, 2011

5:45 p.m. ET

Operator:                                                                  Good afternoon.  My name is (Lane), and I will be your conference operator today.

At this time, I would like to welcome everyone to the PRI Medical/Emergent Group employee meeting conference call.  All lines have been placed on mute to prevent any background noise.  After the speakers’ remarks, there will be a question—and—answer session.  If you would like to ask a question during this time, simply press star, then the number one on your telephone keypad.  If you would like to withdraw your question, press the pound key.

Thank you.  Mr. Haber, you may begin your conference.

Bruce Haber:                                               Thanks, (Lane).  Welcome, everybody, to the PRI Medical Technologies employee meeting call.  I’m joined by (Lou Buther), who you all know, and Gary Blackford, the CEO of Universal Hospital Services, and Tim Kuck, their executive vice president.

I’m assuming that everybody on the call saw the brainshark presentation and frequently asked questions that we sent around this morning.  I hope you all had a chance to take a look at it.  I think it supplied most of the information that we thought people would be looking to hear, but most importantly, I just want to hit a couple of high points of why we think this is a very important transformational event for everybody at PRI.

Universal Hospital Services is one of the largest companies of its type in the country, dealing with several thousand hospitals in the United States, as well as a few thousand alternate care sites, surgery centers, nursing homes, and other long—term care type of facilities.

So as such, we see this as a large opportunity for us to grow our business of providing mobile surgical equipment to hospital operating rooms and same—day surgical facilities.  That’s a business that Universal Hospital Services is not currently in.  They provide things such as respirators, ventilators, beds, pumps, and things that for the most part don’t go into the operating room.

So we think this is a tremendous opportunity for our sales force to bring the PRI business to not only the next level, but perhaps the next three levels as a result of interacting with UHS personnel to get introduced into customers where they currently have strong relationships.  We think this is really a wonderful fit for both companies.  We think that we can do very well together, and we think everybody individually, all the PRI people certainly and many of the UHS people, will do much better in a combined entity such as this than we could do alone.

That being said, the concept is for PRI to operate as a freestanding subsidiary of UHS.  Lou and I, for better or for worse for you guys, will remain in our current positions and look forward to helping to lead PRI through this combination with UHS and to provide the leadership to hopefully dramatically grow the PRI market share.

So that’s basically the overview from our point of view.  I’m going to turn this over to Gary for any additional remarks he’d like to make.  And then we’ll open it up to your questions to make sure we’ve answered all of your questions.

Gary?

Gary Blackford:                                  Thanks, Bruce.  First of all, just let me say how excited we are at UHS for the opportunity to work with PRI and to also partner with Bruce and Lou in growing the business going forward.  We think this is just a perfect fit for both companies.

First of all, it’s a great business fit.  It’s managing medical equipment that UHS has done for over 70 years.  It brings us into a new area of sophisticated technology that we think will enhance the services that we can provide to our customers.

But more importantly, it’s a great cultural fit.  The first time I met Bruce and Lou, there was a kindred spirit.  We’re all “get it done” type of folks.  We’re about providing good service for our customers and supporting our teammates.  So we’re really looking forward to partnering with everybody at PRI, but certainly with Bruce and Lou.

And the real reason why we’re pursuing this is to provide better solutions for our customers, but just as importantly to provide more opportunities for our teammates at UHS and PRI.

That’s all I got for now, Bruce.

Bruce Haber:                                               Thanks, Gary.  I’d just like to add one more thing.  I think everybody at PRI should be very proud of what they’ve accomplished over the past number of years.  Those of you who have been at the company for quite some time recognize where we’ve come from and where we’ve gotten to.

It’s a tribute to all of you to be recognized by a company of the size and quality of UHS that we’re somebody that they would like to partner with, because, again, those of you who’ve been around for a while know where we came from, and this is a tremendous tribute to you.

So with that, Operator, let’s open it up for questions.

Operator:                                                                  At this time, ladies and gentlemen, I would like to remind everyone, in order to ask a question, simply press star, followed by the number one on your telephone keypad.  We’ll pause for just a moment to compile the Q&A roster.

Your first question comes from the line of (Kelly Sheckler).

(Kelly Sheckler):                             Hi.

Lou Buther:                                                     Hi, Kelly.  What’s up?

(Kelly Sheckler):                             Hey.  I am trying to distinguish between the UHS that stands for Universal Health Services versus the UHS which stands for Universal Hospital Services.

Bruce Haber:                                               Gary, I’m going to let you answer that one.

Gary Blackford:                                  OK.  Kelly, you are not alone.  We have this problem all the time.  As a matter of fact, I had it twice today.  I’m in New York at an investor conference.  And two of the ...

(Kelly Sheckler):                             Oh, my.

Gary Blackford:                                  Two of the groups that came in said, “Hey, you’re not the hospital company, are you?”  Universal Health Services is based out of King of

Prussia, Pennsylvania.  They’re an operator of about 46 hospitals, so they’re a hospital operator.  Universal Hospital Services — that’s our company — does not operate hospitals.  We are — you know, we are an equipment solutions company.

(Kelly Sheckler):                             OK.

Gary Blackford:                                  So when you go on the website, it’s funny, because if you look at the New York Stock Exchange ticker symbol, UHS is Universal Health Services.  If you look at the website URL, uhs.com, is our website.  So I know it’s confusing, but if you go to the uhs.com — that’s our website — you always recognize what we call the true blue UHS by the true blue colors that you see on the logo.

(Kelly Sheckler):                             OK, yes, because that’s — I know that they’re quite different.

Gary Blackford:                                  They are.  We’re very different companies, but you’ll be glad to know that the other UHS is a strong and valuable customer of ours and a great opportunity for more business going forward.

(Kelly Sheckler):                             Ah, great.  Thank you.

Bruce Haber:                                               And, Kelly, just for everybody’s benefit, the UHS that we will be merging with is a private company, not a public company, so it’s not listed on any exchange.

(Kelly Sheckler):                             OK, makes sense.

Bruce Haber:                                               Thanks.  Next question?

Operator:                                                                  Your next question comes from the line of (David Alvarez).

(David Alvarez):                             Hey, Bruce.  My only question is, is how soon we can get a roster of their account executives and start reaching out to them to be able to use those relationships.

Bruce Haber:                                               Well, until the deal closes, which will be in about 45 to 90 days, we need to continue to operate as separate companies.  So I suspect that will happen shortly after the deal is formally closed, which, again, will be in about 45 to 90 days.  But as a great salesperson, terrific question.

Gary Blackford:                                  Yes, and if I could add to that, Bruce, we’re very focused — and this is not an exercise that is foreign to us.  We partner with a lot of different organizations — we partner with over 200 manufacturers.  We partner with technology companies.  So the exercise of our account executives, understanding who you are and meeting and starting to talk about our business is something they’re very familiar with.

We have a process called territory planning where they constantly look at different opportunities they have to partner with other folks and to present opportunities.  So not only do we have that at the account executive side, but we also have a very, very well respected national accounts groups.  We’re contracted with every GPO and with virtually every major IDN in the country.  So they’ll also be meeting with Bruce and Lou and saying, OK, where do you want us to start, guys?

Bruce Haber:                                               Does that answer the question, Dave?

(David Alvarez):                             Yes, thank you.

Bruce Haber:                                               OK, thanks.

Operator:                                                                  Again, if you would like to ask a question, press star, then the number one on your telephone keypad.  And we have no further questions in queue at this time.

Bruce Haber:                                               OK.  Well, let me just thank everybody for dialing in.  And we look forward to the next 45 to 90 days, so we can complete this transaction, and then moving forward, as Gary mentioned, we think there will be tremendous opportunities for our sales force to be brought into existing UHS relationships.  And I think everybody will be anxious to get going.

So thanks for calling in.  And if you have any other questions, you know where to find us.  Thank you.

Operator:                                                                  Ladies and gentlemen, that does conclude today’s conference call.  You may now disconnect.

END

Moderator: Bruce Haber

February 7, 2011

8:45 p.m. EST

Operator:                                                                      Welcome to the PRI Medical Employee Meeting call.  On the call we have Bruce Haber, Lou Buther, Gary Blackford and Tim Kuck.  I will now turn the call over to you gentlemen.

Bruce Haber:                                                   Thank you.  Welcome, everybody, to the PRI Medical Technologies employee update call.  I am here with Lou Buther, as you all know, and the CEO of Universal Hospital Services, Gary Blackford, and Tim Kuck, their executive vice president.

I’m assuming everybody saw the brainshark presentation and the frequently asked questions that we sent around this morning, and I hope you all had a chance to take a look at it.  I think it supplied most of the information that we thought people would be seeking to hear, but most importantly, I’d just like to hit a couple of the high points now on what we think is a very transformational event for everybody at PRI.

Universal Hospital Services is one of the largest companies of its type in the country.  They rent equipment to several thousand hospitals, surgery centers and long term care facilities across the United States; primarily equipment that does not deal in the operating room.

So merging our two businesses, PRI and Universal Hospital Services, we feel will be a tremendous opportunity for all of us at PRI.  They don’t operate in the operating room environment.  They don’t have our type of equipment and they don’t supply technician services as we do.

So the opportunity, as we see it, is for our specialty sales force to be introduced into their customers and dramatically expand the growth potential of PRI, which clearly we see as a wonderful opportunity for all of our employees as well as the Universal Hospital Services employees.  They provide items such as respirators, ventilators, beds, pumps and equipment of that nature.

We’re looking forward to working with all of the Universal Hospital Services people.  We think that the fit of cultures will work out very well. Lou and I are going to continue to run the PRI Medical Technologies business as a free standing subsidiary of Universal Hospital Services.  We will continue to operate as we have been, and we think this will just simply provide more opportunities for advancement within the company and the ability for us to continue to grow the way we have over the past number of years and make this, hopefully the largest company of its type in our industry.

That’s basically the overview of what we’re looking to do.  Again, the details were in the brainshark and the FAQs.  So now I’m going to turn this over to Gary to give you a little bit of an overview of Universal Hospital Services and then we’ll come back and take questions from you and hopefully answer whatever may be on your mind.

Gary?

Gary Blackford:                                      Thanks, Bruce.  First of all, just let me say how excited we are about this combination and the opportunity to work with you and Lou and the entire PRI team.  Tim and I got to know Bruce and Lou a few months back and it was good chemistry from the beginning.  We feel very good about the cultural fit.  UHS is a “get it done” company and we see the same thing in PRI, so we think this is going to be a very good cultural fit and, certainly, it’s a very good business fit.  We’re focused on bringing the latest technology to our customers.  We have not, as Bruce said, participated as much in the operating room, but we’re in every other aspect of the hospital, so this is a very natural extension to what we’re trying to do, and we think we have a lot to offer PRI over the long term in terms of becoming the leader and a national player in the U.S. marketplace.  I would also emphasize that both companies believe that people are our greatest asset, and we think that this transaction creates great opportunities for all our teammates for the long term from a career standpoint and great opportunities for our customers as we continue to bring the latest technology to them to help them meet their customer needs.  I’ll turn it back to you Bruce.

Bruce Haber:                                                   Thanks, Gary.  You know I’m assuming most of the people on the call, on this call, are from our west coast operations and many of you have been with the company for quite a long time.  Some of you predate Lou and I, and I think this merger with Universal Hospital Services should really be a tribute to you people who were with us during some difficult times, saw the company grow, and now it’s being recognized for your hard work by the Universal Hospital Services people as really being one of the preeminent companies of its type.  So really you should all be very proud of what your efforts have accomplished and the fact that we’ll now be able to take the company to the next level in partnership with Universal Hospital Services.

So with that being said, Operator, let’s open it up for questions.  Operator?

Operator:                                                                      At this time, if you would like to ask a question press star then the number 1 on your telephone keypad.  We’ll pause for just a moment to compile the Q&A roster.

Your first question comes from (Jason Johansen).

Bruce Haber:                                                   Hi, Jason.

(Jason Johansen):                        Good evening everybody.  I imagine nothing’s going to change off the bat, but once this deal’s finalized what do you guys envision for the sales force and technicians between the two companies?  Do you see it remaining status quo, but utilizing each other’s resources, or do you see the two companies cross training their staff?

Bruce Haber:                                                   Yeah,  that’s a great question Jason, and what we envision is the current PRI sales staff becoming a specialty sales force for PRI and Universal Hospital Services.  Universal Hospital Services has about a hundred sales people across the country, many of them operating as Account Executives to manage their equipment in particular institutions, and therefore have some very good relationships at the higher levels of their customers.  So we envision the PRI sales force being introduced into the OR through these relationships, and selling just as we do today except that we’ll have the advantage of coming in already as, hopefully, a favored vendor.  So instead of making a cold call, you’ll be brought into a hospital where we hopefully will already have a very good relationship.  As far as the technicians are concerned, Universal Hospital Services doesn’t have any operations of the type that we have, so really we hope to grow the business and create more opportunity for the technicians.  Certainly the technicians who are on a case rate will have the opportunity to increase the number of cases they’re doing if we can expand the business, and hopefully increase their earnings and their opportunities.

(Jason Johansen):                        Thank you.

Operator:                                                                      Again to ask a question press star 1.  There are no further questions.

Bruce Haber:                                                   OK.  Well, thank you everybody.  I hope we answered your questions, and again I just want to emphasize that the idea is for PRI to remain a separately managed subsidiary under the UHS umbrella and keep doing what we’re doing. Because, up to this point, we’ve been doing it very well.  So, I hope everybody has a good evening and look forward to seeing you soon.

Thank you.

Operator:                                                                      That concludes today’s conference call. You may now disconnect.

END

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION

This Schedule TO is not an offer to purchase or a solicitation of an offer to sell any Shares.  The offer by Parent for all of the outstanding Shares (the “Offer”) has not yet been commenced.  Upon commencement of the Offer, Parent will mail to Emergent Group’s stockholders an offer to purchase and related materials and Emergent Group will mail to its stockholders a solicitation/recommendation statement with respect to the Offer.  Parent will file its offer to purchase with the Securities and Exchange Commission (the “SEC”) on Schedule TO and Emergent Group will file its solicitation/recommendation statement with the SEC on Schedule 14D—9.  Emergent Group’s stockholders are urged to read these materials carefully when they become available since they will contain important information, including the terms and conditions of the Offer.  Emergent Group’s stockholders may obtain a free copy of these materials (when available) and other documents filed by Parent or Emergent Group with the SEC at the website maintained by the SEC at www.sec.gov.  The offer to purchase and related materials, the solicitation/recommendation statement, the Schedule TO and the Schedule 14D—9 also may be obtained (when available) for free by contacting the information agent for the tender offer (when one is selected) or by contacting Parent at (952) 893—3200.

FORWARD—LOOKING STATEMENTS

This Schedule TO contains forward—looking statements.  These statements are based on Parent’s management’s current expectations and are subject to uncertainty and changes in circumstances.  Actual results may differ materially from these expectations due to changes in global economic, business, competitive, market, regulatory and other factors, including: the risk that the transaction may not be consummated; the risk that regulatory approval that may be required for the transaction is not obtained or is obtained subject to conditions that are not anticipated; the risk that Emergent Group and its wholly owned subsidiary, PRI Medical Technologies, Inc., may not be integrated successfully into Parent; and the risk that the revenue opportunities, cost savings and other anticipated synergies from the transaction may not be fully realized or may take longer to realize than expected.  More detailed information about these factors is contained in Parent’s filings with the SEC.  Parent undertakes no duty to update forward—looking statements.